

July 20, 2010

Mr. Almir Guilherme Barbassa
Chief Financial Officer
Petróleo Brasileiro S.A. - Petrobras
Avenida República do Chile, 65
20031-912 - Rio de Janeiro - RJ
Brazil

> **Re:** **Petróleo Brasileiro S.A. - Petrobras**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed May 20, 2010**
> **File No. 1-15106**

Dear Mr. Barbassa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

General

1. Item 1202(a)(8) of Regulation S-K specifies disclosure items pertaining to third party engineering reports. Please obtain modification of these reports so that they present:

   - A discussion of the methods employed by the engineer to arrive at the conclusion that "the net proved reserves estimates prepared by Petrobras on the properties reviewed by us . . . when compared on the basis of net equivalent barrels, in aggregate, do not differ materially from those prepared by us";
   - The 12 month average benchmark product prices and the average adjusted prices used to determine reserves; and
   - The aggregate percentage difference between your proved reserve estimates and those of your third party engineer.

Overview of the Group

Reserves, page 26

2.   We note that you have provided a discussion of proved reserves and proved undeveloped reserves on a mmboe basis on pages 38 and 28, respectively, whereby it appears that you have converted natural gas into barrels of oil equivalent. However, we also note that you have not disclosed proved developed and proved undeveloped reserves on a mmboe basis by category in your tabular disclosure on page 26. If you choose to discuss certain aspects of your reserves on a mmboe basis, please tell us your consideration of disclosing your reserves by category on a mmboe basis to ensure consistent disclosure of your reserve volumes in your filing.

3.   Please clarify why the proved reserve volumes disclosed on page 26 do not agree to the proved reserve volumes disclosed on page 38. In this respect, the disclosure on page 26 states that you have 10,302.0 mmbbl of proved oil reserve volumes, while your disclosure on page 38 states that you have 9.92 billion barrels of crude oil and natural gas liquids.

Proved Undeveloped Reserves, page 28

4.   You state here that 714.3 mmboe of proved undeveloped reserves were converted to proved developed reserves in 2009. You discuss the *net* addition of 499.0 mmboe in Brazil, but not the total *gross* mmboe added company-wide. Please tell us your consideration of disclosing in more detail the reasons for the material increases to your PUDs that occurred during the year.

5.   We note your disclosure that approximately 9% of your proved undeveloped reserves have remained undeveloped for five years or more. With a view towards disclosure, please explain how you determined that these PUDs qualify as proved reserves considering the length of time required to develop the reserves.

North America, page 62

6.   We note that on July 12, 2010, the Bureau of Energy Management, Regulation, and Enforcement, issued a moratorium that applies to all drilling operations that use subsea blowout preventers (BOP) or surface BOPs on floating facilities. Please tell us the impact such a planned moratorium in the Gulf of Mexico will have or has had on your exploratory and/or production drilling activities, and please also disclose any resulting impact that this will have on your production from wells in the Gulf of Mexico. In this regard, we note your disclosure on page 62 that you expect to begin production in the Cascade and Chinook fields in mid 2010.

Insurance, page 73

7.   In light of recent events involving the oil spill in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of your rigs is involved in an explosion or similar event in any of your offshore locations, such as occurred with respect to one of your production platforms over the Roncador field in 2001. For example, and without limitation, please address the following:

- Disclose the applicable policy limits related to your insurance coverage;
- Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims; and
- Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects, including your coverage for operational third-party liability with respect to onshore and offshore activities, including environmental risk such as oil spills as referenced on page 73.

In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from of your offshore operations.

Operating and Financial Review and Prospects, page 73

Liquidity and Capital Resources, page 91

8.   We note your disclosure that you entered into a U.S. $10 billion financing with China Development Bank in 2009 and, further, that you withdrew U.S. $4 billion of this amount as of May 10, 2010, in order to help meet your financing needs. Given that this appears to be a material contract upon which your business is substantially dependent, please file the financing agreement with your next Form 6-K, or tell us why you believe you need not file it. Refer to Instruction 4(b)(ii) in the Instructions as to Exhibits section of Form 20-F.

Exhibits, page 164

Exhibit 99.1

9.   The closing paragraphs of the DeGloyer and MacNaughten reports state the reports were prepared at the request of Petrobras and should not be used for purposes other than those for which it is intended. As Item 1202(a)(8) of Regulation S-K requires these reports, please obtain and file revised versions which retain no language that could suggest either a limited audience or a limit on potential investor reliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, Alexandra M. Ledbetter at (202) 551-3317 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director